SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE GENERAL EXTRAORDINARY MEETING OF COMPANHIA SIDERÚRGICA NACIONAL’S BOARD OF DIRECTORS HELD ON SEPTEMBER 17, 2004, WRITTEN AS A SUMMARY.

NIRE: 33300011595

1.	Date: September 17, 2004.

2.	Time: 10:00 am.

3.	Place: Av. Presidente Juscelino Kubitschek, nº 1830, Torre I, 14º andar, São Paulo, SP.

4.

Attendance: Benjamin Steinbruch (President), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Mauro Molchansky, Darc Antonio da Luz Costa, Yoshiaki Nakano, Edmar Lisboa Bacha and Cláudia Maria Sarti (Secretary of the Meeting).

6.

Business Resolved: 6.1 – Issuance of Notes – the Company’s Board of Directors (“Board”) approved the (i) incorporation of a new subsidiary in the Cayman Islands, with the following structure: (a) Denomination: CSN Islands IX Corp.; (b) Directors: Marcelo Pereira Malta de Araujo, Lauro Henrique Campos Rezende, Otavio de Garcia Lazcano, Marcos Marinho Lutz and Vasco Augusto Pinto da Fonseca Dias Junior; and (c) Officers: Lauro Henrique Campos Rezende, Otavio de Garcia Lazcano, Marcos Marinho Lutz and Caledonian Bank & Trust Limited; (ii) issuance of Notes, by the subsidiary CSN Islands IX Corp., in the amount of up to (inclusive) US$200.000.000,00 (two hundred million Dollars, United States currency), under best efforts placement, at a maximum interest rate of 10% per year, for a 10 (ten) years period (January 2015), under coordination of Citibank Global Markets Inc., with fees of 0,40% (“CSN Islands IX Issuance”); (iii) the guarantee to be granted by the Company in the CSN Islands IX Issuance. The Board granted powers to the members of the Board of Executive Officers in order to, individually or jointly, to carry out all acts required to become effective such approval, including, but not limited to the guarantee, ratifying all acts carried out by the Officers of the Company in that connection. Subsequently, the Board approved, under the rules of Sarbanes-Oxley Act, to hire Deloitte Touche Tohmatsu Auditores Independentes so as to render services required to the issuance of such Notes, including, but not limited to the Offering Memorandum and the issuance of Comfort Letter, authorizing the members of the Board of Executive Officers, individually or jointly, to negotiate, contract and execute all and any documents related to such agreement. I certify that the resolutions transcribed hereunder are true to the original of the minutes filed in the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

________________________________
Cláudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.